Nabriva Therapeutics plc

25-28 North Wall Quay,

IFSC, Dublin 1, Ireland

September 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Nabriva Therapeutics plc

Registration Statement on Form S-3

File No. 333-248530

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nabriva Therapeutics plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-248530), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on September 11, 2020, or as soon thereafter as practicable.

Very truly yours,

NABRIVA THERAPEUTICS PLC

By:	/s/ Theodore Schroeder
Name: Theodore Schroeder
Title: Chief Executive Officer